Exhibit 99.2

Nomad Foods Limited

Condensed Consolidated Interim Financial Statements (unaudited)

For the three months ended March 31, 2017

Nomad Foods Limited—Board of Directors

Martin E. Franklin	(Co-Chairman)
Noam Gottesman	(Co-Chairman)
Ian Ashken	(Non-Executive Director)
Stéfan Descheemaeker	(Chief Executive Officer)
Jeremy Isaacs CBE	(Non-Executive Director)
Paul Kenyon	(Chief Financial Officer)
James E. Lillie	(Non-Executive Director)
Lord Myners of Truro CBE	(Non-Executive Director and Lead Independent Director)
Victoria Parry	(Non-Executive Director)
Brian Welch	(Non-Executive Director)
Simon White	(Non-Executive Director)

Nomad Foods Limited—Interim management report

General information

Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad Foods Limited (the “Company” or “Nomad”) produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo and Findus.

Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.

Results for the three months ended March 31, 2017

The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.

Liquidity review

	For the three months ended March 31,
	2017 €m	2016 €m
Net cash from operating activities	68.7	73.9
Cash used in investing activities	(8.0)	(5.8)
Net cash used in financing activities	(16.1)	(16.6)

Net increase in cash and cash equivalents	44.6	51.5
Cash and cash equivalents at end of period	371.6	234.9

Cash and cash equivalents net of overdrafts has increased following cash generation during the three months ended March 31, 2017. Cash from operating activities has decreased by €5.2 million compared to the three months ended March 31, 2016. Cash used in investing activities has increased by €2.2 million compared to the three months ended March 31, 2016. Cash used in financing activities has decreased by €0.5 million compared to the three months ended March 31, 2016.

There were no changes to external debt arrangements during the period. The Company completed a refinancing of its debt arrangements on May 3, 2017 as detailed in Note 19.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Financial Position

As of March 31, 2017 (unaudited) and December 31, 2016 (audited)

	Note	March 31, 2017 €m	December 31, 2016 €m
Non-current assets
Goodwill		1,745.6	1,745.6
Intangibles		1,725.3	1,726.6
Property, plant and equipment		294.5	298.2
Other receivables		0.4	0.4
Deferred tax assets		65.0	64.9

Total non-current assets		3,830.8	3,835.7

Current assets
Cash and cash equivalents	9	371.6	329.5
Inventories		298.8	325.0
Trade and other receivables		144.8	135.7
Indemnification assets	10	75.9	65.5
Capitalized borrowing costs		5.0	5.0
Derivative financial instruments	11	6.4	13.1

Total current assets		902.5	873.8

Total assets		4,733.3	4,709.5

Current liabilities
Current tax payable		170.2	162.3
Trade and other payables		460.5	472.7
Provisions	12	103.3	116.7
Derivative financial instruments	11	0.7	1.4

Total current liabilities		734.7	753.1

Non-current liabilities
Loans and borrowings	11	1,451.2	1,451.8
Employee benefits	13	192.4	190.9
Trade and other payables		—	1.0
Provisions	12	76.1	77.0
Deferred tax liabilities		333.9	333.2

Total non-current liabilities		2,053.6	2,053.9

Total liabilities		2,788.3	2,807.0

Net assets		1,945.0	1,902.5

Equity attributable to equity holders
Share capital	14	—	—
Capital reserve	14	1,800.7	1,800.7
Share based compensation reserve	15	2.3	1.0
Founder Preferred Shares Dividend Reserve	16	493.4	493.4
Translation reserve		81.3	84.0
Cash flow hedging reserve		4.3	8.4
Accumulated deficit		(437.0)	(485.0)

Total equity		1,945.0	1,902.5

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss

For the three months ended March 31, 2017 and 2016

		For the three months ended
	Note	March 31, 2017	March 31, 2016
		€m	€m
Revenue		531.3	547.1
Cost of sales		(375.2)	(379.6)

Gross profit		156.1	167.5
Other operating expenses		(80.9)	(80.0)
Exceptional items	5	0.1	(23.1)

Operating profit		75.3	64.4
Finance income	6	1.6	15.6
Finance costs	6	(17.7)	(21.3)

Net financing costs		(16.1)	(5.7)

Profit before tax		59.2	58.7
Taxation	7	(11.2)	(16.5)

Profit for the period		48.0	42.2

Earnings per share
Basic and diluted earnings per share	8	€0.26	€0.23

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

For the three months ended March 31, 2017 and 2016

		For the three months ended March 31,
	Note	2017 €m	2016 €m
Profit for the period		48.0	42.2

Other comprehensive income/(loss):
Actuarial losses on defined benefit pension plans	13	—	(21.8)
Taxation credit on measurement of defined benefit pension plans		—	6.7

Items not reclassified to the Statement of Profit or Loss		—	(15.1)

Loss on investment in foreign subsidiary, net of hedge		(2.7)	(3.2)
Effective portion of changes in fair value of cash flow hedges		(5.7)	(3.2)
Taxation credit relating to components of other comprehensive income		1.6	1.3

Items that may be subsequently reclassified to the Statement of Profit or Loss		(6.8)	(5.1)

Other comprehensive loss for the period, net of tax		(6.8)	(20.2)

Total comprehensive income for the period		41.2	22.0

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2017

	Note	Share capital €m	Capital reserve €m	Share based compensation reserve €m	Founder preferred shares dividend reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total €m
Balance as of January 1, 2017		—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5

Profit for the period		—	—	—	—	—	—	48.0	48.0
Other comprehensive loss		—	—	—	—	(2.7)	(4.1)	—	(6.8)

Total comprehensive (loss)/income for the period		—	—	—	—	(2.7)	(4.1)	48.0	41.2

Share based payment charge	15	—	—	1.3	—	—	—	—	1.3

Total transactions with owners, recognized directly in equity		—	—	1.3	—	—	—	—	1.3

Balance as of March 31, 2017		—	1,800.7	2.3	493.4	81.3	4.3	(437.0)	1,945.0

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)

For the three months ended March 31, 2016

	Note	Share capital €m	Capital reserve €m	Share based compensation reserve €m	Founder preferred shares dividend reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total €m
Balance as of January 1, 2016		—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1
Profit for the period		—	—	—	—	—	—	42.2	42.2
Other comprehensive loss for the period		—	—	—	—	(3.2)	(1.9)	(15.1)	(20.2)

Total comprehensive (loss)/income for the period		—	—	—	—	(3.2)	(1.9)	27.1	22.0

Share based payment charge	15	—	—	0.2	—	—	—	—	0.2
Founder Preferred Shares Annual Dividend Amount	16	—	38.1	—	(38.1)	—	—	—	—

Total transactions with owners, recognized directly in equity		—	38.1	0.2	(38.1)	—	—	—	0.2

Balance as of March 31, 2016		—	1,800.5	0.3	493.4	81.3	(0.8)	(464.4)	1,910.3

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2017 and 2016

		For the three months ended March 31,
	Note	2017 €m	2016 €m
Cash flows from operating activities
Profit for the period		48.0	42.2
Adjustments for:
Exceptional items	5	(0.1)	23.1
Share based payment expense	15	1.3	0.2
Depreciation and amortization charge	4	12.3	12.1
Loss on disposal of property, plant and equipment		0.2	—
Finance costs	6	17.7	21.3
Finance income	6	(1.6)	(15.6)
Taxation	7	11.2	16.5

Operating cash flow before changes in working capital, provisions and exceptional items		89.0	99.8
Decrease in inventories		26.3	31.5
Increase in trade and other receivables		(9.0)	(20.4)
Decrease in trade and other payables		(14.7)	(18.1)
Decrease in employee benefits and other provisions		(0.3)	(1.3)

Cash generated from operations before tax and exceptional items		91.3	91.5
Cash flows relating to exceptional items	5	(23.4)	(16.5)
Tax refunded/(paid)		0.8	(1.1)

Net cash generated from operating activities		68.7	73.9

Cash flows used in investing activities
Purchase of property, plant and equipment		(6.8)	(5.7)
Purchase of intangibles		(1.2)	(0.1)

Cash used in investing activities		(8.0)	(5.8)

Cash flows used in financing activities
Payment of finance leases		(1.6)	—
Gain on settlement of derivatives		0.5	—
Interest paid		(15.2)	(19.0)
Interest received		0.2	2.4

Net cash used in financing activities		(16.1)	(16.6)

Net increase in cash and cash equivalents		44.6	51.5

Cash and cash equivalents at beginning of period		329.5	186.1
Effect of exchange rate fluctuations		(2.5)	(2.7)

Cash and cash equivalents at end of period(a)		371.6	234.9

(a)

Cash and cash equivalents comprise cash at bank of €371.0 million and restricted cash of €0.6 million less bank overdrafts of €nil million (March 31, 2016: cash at bank of €667.9 million less bank overdrafts of €433.0 million).

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.	General information

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three months ended March 31, 2017 comprise Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo and Findus.

The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months.

Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements for the three months ended March 31, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).

These unaudited condensed consolidated interim financial statements were authorised for issue by the Company’s Board of Directors on May 24, 2017.

There are no new accounting standards which have a material impact on this financial information. The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016 except taxes on income. These are accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.

The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.

3.	Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying the accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements are highlighted under the relevant note.

In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended March 31, 2017, which were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016, were as follows:

3.1	Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified as well as an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following judgments, estimates and assumptions can materially affect our financial position and profit:

•	The fair value of intangible and tangible assets that are subject to depreciation or amortization in future periods.

•	Future changes to the assumptions used in estimating the value of assets and liabilities may result in additional expenses or income.

3.2	Fair value of derivative financial instruments

Note 11 includes details of the fair value of the derivative instruments that the Company holds at the end of each financial period. The fair value of forward exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

3.3	Employee benefit obligation

The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each Scheme has an actuarial valuation performed and is dependent on a series of assumptions. See Note 13 for details of material changes, if any, to assumptions since December 31, 2016.

3.4	Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.

3.5	Discounts and trade marketing expense

Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each quarter end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as ‘trade terms’.

In certain cases the estimate for discounts requires the use of forecast information for future trading periods and so there arises a degree of estimation uncertainty. These estimates are sensitive to variances between actual results and forecasts. The current accruals reflect the Company’s best estimate of these forecasts.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.

3.6	Uncertain tax positions

Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates and management’s judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.

3.7	Share based payments

The Company at the end of each reporting period, in estimating its share-based payment charge assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 15 contains details of these assumptions and of the valuation model used.

3.8	Onerous contracts provisions

Where the costs of fulfilling a contract exceed the economic benefits that the Company expects to receive from it, an onerous contract provision is recognized for the net unavoidable costs. In estimating the net unavoidable costs, management estimate foreseeable income that may be received and offset this against the minimum future cash outflows from fulfilling the contract. All cash flows are discounted at an appropriate discount rate. Estimating future income is highly judgmental and is based on management’s best estimate.

4.	Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and is reflected in the segment presentation below for the periods presented.

Segment Adjusted EBITDA

		For the three months ended March 31,
	Note	2017 €m	2016 €m
Profit for the period		48.0	42.2
Taxation		11.2	16.5
Net financing costs		16.1	5.7
Depreciation		9.9	10.5
Amortization		2.4	1.6

EBITDA		87.6	76.5
Exceptional items	5	(0.1)	23.1
Share based payment charge	15	1.3	0.2

Adjusted EBITDA		88.8	99.8

No information on segment assets or liabilities is presented to the CODM.

Comparative figures have been represented to conform to the current definition of Adjusted EBITDA which excludes the share based payment charge.

Geographical information

External revenue by geography

	For the three months ended March 31,
	2017 €m	2016 €m
United Kingdom	106.3	124.0
Italy	110.4	104.6
Germany	82.6	78.1
France	43.5	47.9
Sweden	57.1	57.7
Norway	32.7	33.0
Spain	20.8	20.5
Rest of Europe	77.9	81.3

Total external revenue by geography	531.3	547.1

5.	Exceptional items

	For the three months ended March 31,
	2017 €m	2016 €m
Investigation and implementation of strategic opportunities and other items	5.6	3.8
Findus Group integration costs	2.5	4.2
Costs related to transactions	2.1	1.0
Other restructuring costs	0.1	—
Costs related to previous owners’ long-term management incentive plans	—	1.2
Cisterna fire net costs	—	0.3
Remeasurement of indemnification assets	(10.4)	12.6

Total exceptional items (credit)/charge	(0.1)	23.1

Investigation and implementation of strategic opportunities and other items primarily relates to costs associated with the implementation of Nomad’s strategic vision across the Company and other tax costs. Costs of €5.6 million have been incurred in the three months ended March 31, 2017 (three months ended March 31, 2016: €3.8 million).

Following the acquisition of the Findus Group in November 2015, the Company has initiated a substantial integration project. Costs of €2.5 million have been incurred in the three months ended March 31, 2017 (three months ended March 31, 2016: €4.2 million).

Costs related to transactions primarily relates to one-off compliance costs incurred as a result of listing on the New York Stock Exchange in January 2016. Costs of €2.1 million have been incurred in the three months ended March 31, 2017 (three months ended March 31, 2016: €1.0 million).

Subsequent to the sale of the Iglo Group in June 2015 and specific to the terms of a Predecessor incentive scheme (which ended in May 2016), management participated in an incentive scheme for which the Company incurred charges of €1.2 million in the three months ended March 31, 2016.

Cisterna fire net costs relates to incremental operational costs resulting from a fire in August 2014 in the Italian production facility which produces Findus branded stock for sale in Italy. As at December 31, 2016, all insurance claims related to these costs have been settled and no further impact on reported results is anticipated.

Remeasurement of the indemnification assets relates to the movement in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as discussed in Note 10.

The tax credit impact of the exceptional items for the three months ended March 31, 2017 amounts to €2.4 million (2016: €2.3 million credit).

Included in the Condensed Consolidated Interim Statements of Cash Flows for the three months ended March 31, 2017 is €23.4 million (2016: €16.5 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

6.	Finance income and costs

	For the three months ended March 31,
	2017 €m	2016 €m
Finance income
Interest income	0.2	2.4
Gain on derivatives	0.5	—
Net foreign exchange arising on retranslation of financial assets and liabilities	0.9	13.2

Total finance income	1.6	15.6

Finance costs
Interest expense	(15.3)	(18.8)
Net pension interest costs	(0.9)	(1.0)
Amortisation of borrowing costs	(1.2)	(1.2)
Interest on unwinding discounted items	(0.3)	—
Other finance costs	—	(0.3)

Total finance costs	(17.7)	(21.3)

Net finance costs	(16.1)	(5.7)

7.	Taxation

Income tax expense of €11.2 million for the three months ended March 31, 2017 (2016: €16.5 million) is accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.

The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgement. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.

Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.

8.	Earnings per share

	For the three months ended March 31,
	2017 €m	2016 €m
Basic earnings per share

Profit attributable to shareholders	48.0	42.2

Weighted average Ordinary Shares and Founder Preferred Shares (basic) in millions	183.6	183.1

Basic earnings per share	€0.26	€0.23

For the three months ended March 31, 2017, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €48.0 million (2016: €42.2 million profit) by the weighted average number of ordinary shares of 182.1 million (2016: 181.6 million) and Founder Preferred Shares of 1.5 million (2016: 1.5 million).

	For the three months ended March 31,
	2017 €m	2016 €m
Diluted earnings per share

Profit attributable to shareholders	48.0	42.2

Weighted average Ordinary Shares and Founder Preferred Shares (diluted) in millions	183.7	183.1

Diluted earnings per share	€0.26	€0.23

For the three months ended March 31, 2017 and its comparative period, the number of shares in the diluted earnings per share calculation has been adjusted for the dilutive impact of Non-Executive Restricted Stock Awards that the Company are obligated to issue. Refer to Note 15 for further details. There is no adjustment to the profit attributable to shareholders. The Ordinary shares that could be issued to settle the Founder Preferred Shares Annual Dividend Amount are potentially dilutive, but as set out in Note 16, no Founder Preferred Shares Annual Dividend was due for the year ended December 31, 2016.

9.	Cash and cash equivalents

	March 31, 2017 €m	December 31, 2016 €m
Cash and cash equivalents	371.0	325.3

Restricted cash	0.6	4.2

Cash and cash equivalents per Statement of Cash Flows	371.6	329.5

‘Cash and cash equivalents’ comprise cash balances and call deposits. There were no bank overdrafts reported in either period. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use.

10.	Indemnification assets

	March 31, 2017 €m	December 31, 2016 €m
Related to Iglo acquisition at start of the period	2.1	10.2

Reclassified from Other Receivables	—	1.2
Release of indemnified provision	—	(9.3)

Related to Iglo acquisition at end of the period	2.1	2.1

Related to Findus acquisition at start of the period	63.4	67.6
Acquisition accounting adjustment	—	6.2
Remeasurement of indemnification assets	10.4	(10.4)

Related to Findus acquisition at end of the period	73.8	63.4

Total indemnification assets	75.9	65.5

As part of the acquisition of the Iglo Group and the Findus Group, the Company inherited several contingent liabilities for which the sellers have provided an indemnity. To the extent that the liability has been recognized in the Statement of Financial Position, an indemnification asset has been recognized, in total €75.9 million (December 31, 2016: €65.5 million) of liabilities recognized are covered by these indemnities.

The indemnification asset recognized in relation to the Findus Group is secured by shares held in escrow, so that the value of the assets may, in the future, be restricted to the value of these shares as at the Statement of Financial Position date. As at March 31, 2017, €73.8 million (December 31, 2016: €63.4 million) of the indemnification assets relate to the acquisition of the Findus Group for which 6,964,417 shares are held in escrow and are valued at $11.45 (€10.72) (December 31, 2016: $9.57 (€9.10)) each.

11.	Financial instruments

The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

	Cash and cash equivalents €m	Loans and receivables €m	Derivatives €m	Financial liabilities at amortized cost €m	Total €m
March 31, 2017
Assets
Measured at fair value
Derivative financial instruments	—	—	6.4	—	6.4
Not measured at fair value
Trade receivables	—	105.2	—	—	105.2
Cash and cash equivalents	371.6	—	—	—	371.6
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(0.7)	—	(0.7)
Not measured at fair value
Trade payables	—	—	—	(304.0)	(304.0)
Loans and borrowings	—	—	—	(1,462.4)	(1,462.4)

Total	371.6	105.2	5.7	(1,766.4)	(1,283.9)

Trade receivables disclosed in the table above excludes prepayments and accrued income (€7.3 million), other receivables (€25.3 million) and financial receivables (€7.4 million) that are not financial assets.

Trade payables disclosed in the table above excludes accruals and deferred income (€118.2 million), social security and other taxes (€28.1 million), and other payables (€10.2 million) that are not financial liabilities. Loans and borrowings are stated gross of capitalized deferred borrowing costs.

	Cash and cash equivalents €m	Loans and receivables €m	Derivatives €m	Financial liabilities at amortized cost €m	Total €m
December 31, 2016
Measured at fair value
Derivative financial instruments	—	—	13.1	—	13.1
Not measured at fair value
Trade receivables	—	92.3	—	—	92.3
Cash and cash equivalents	329.5	—	—	—	329.5
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(1.4)	—	(1.4)
Not measured at fair value
Trade payables	—	—	—	(345.0)	(345.0)
Loans and borrowings	—	—	—	(1,464.2)	(1,464.2)

Total	329.5	92.3	11.7	(1,809.2)	(1,375.7)

Trade receivables disclosed in the table above excludes prepayments and accrued income (€8.0 million), other receivables (€26.5 million) and tax receivables (€9.3 million) that are not financial assets.

Trade payables disclosed in the table above excludes accruals and deferred income (€92.4 million), social security and other taxes (€19.3 million), other payables (€13.7 million), finance lease obligations (€1.6 million) and financial payables (€1.7 million) that are not financial liabilities. Loans and borrowings are stated gross of capitalized deferred borrowing costs.

The Company has not disclosed the fair value of trade receivables, trade payables and cash and cash equivalents because their carrying amounts are a reasonable approximation of fair value.

Derivative financial instruments

The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

Derivative financial instruments are expected to be settled within 12 months.

Interest bearing loans and borrowings

The fair value of senior loans and senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 2 instruments. Subsequent to the period ending March 31, 2017, the Company refinanced its senior secured notes and existing senior credit facilities. See Note 19.

	Fair value		Carrying value
	March 31, 2017 €m	December 31, 2016 €m	March 31, 2017 €m	December 31, 2016 €m
Senior loans	972.2	970.3	962.4	964.2
2020 floating rate senior secured notes	501.0	505.2	500.0	500.0
Less: non-current deferred borrowing costs	—	—	(11.2)	(12.4)

Net Balance	1,473.2	1,475.5	1,451.2	1,451.8

12.	Provisions

	Restructuring €m	Onerous/ unfavorable contracts €m	Provisions related to other taxes €m	Contingent consideration €m	Other €m	Total €m
Balance at January 1, 2017	59.1	80.6	24.5	10.0	19.5	193.7
Additional provision in the period	3.9	—	—	—	0.1	4.0
Release of provision	(0.3)	—	—	—	(0.5)	(0.8)
Utilization of provision	(17.1)	(0.8)	—	—	(0.3)	(18.2)
Unwinding of discounting	—	0.2	—	0.1	—	0.3
Foreign exchange	—	0.4	—	—	—	0.4

Balance at March 31, 2017	45.6	80.4	24.5	10.1	18.8	179.4

Analysis of total provisions:

	March 31, 2017	December 31, 2016
	€m	€m
Current	103.3	116.7
Non-current	76.1	77.0

Total	179.4	193.7

Restructuring

The €45.6 million (December 31, 2016: €59.1 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 18 months. A provision of €3.9 million has been recognised in the three months ended March 31, 2017 for reorganizational activities arising from the implementation of Nomad’s strategic vision across the Company. €17.1 million has been utilized in the three months ended March 31, 2017, which mainly relates to the closure of the production facilities in Bjuv where production has now ceased.

Onerous/unfavorable contracts

Of the onerous/unfavorable contracts provision, €76.8 million (December 31, 2016: €76.8 million) is held in relation to a lease for a warehouse and factory facility in Bjuv, Sweden. The factory is now vacant and the Company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, so the lease has been identified as being onerous.

The ability for the Company to offset the unavoidable costs associated with the unutilized portion of the facility with future rental income is highly uncertain and difficult to accurately estimate. The provision has been assessed to be the best estimate of the net unavoidable costs based on the latest information available. This provision is frequently reassessed by management and may change significantly over time.

Furthermore, an independent valuation of the lease performed as part of the acquisition accounting for the November 2, 2015 acquisition of the Findus Group identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. This provision will be utilized over the duration of the lease.

The remaining provision of €3.6 million (December 31, 2016: €3.8 million) relates to a service contract covering the same warehouse facility.

Provisions relating to other taxes

The €24.5 million (December 31, 2016: €24.5 million) provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries of Nomad.

Contingent consideration

As at March 31, 2017, the provision for contingent consideration comprised of €8.6 million and €1.5 million relating to the acquisition of La Cocinera and the Lutosa brand respectively (December 31, 2016: €8.5 million and €1.5 million respectively).

During the three months ended March 31, 2017, a €0.1 million charge has been recognized relating to the unwinding of discounting on the La Cocinera acquisition which occurred in Spain in April 2015. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company. There was negligible movement on the contingent consideration provided for the Lutosa brand (under license until 2020), which was acquired in Belgium in 2014 and is payable in 2019.

Other

Other provisions include €5.8 million (December 31, 2016: €6.1 million) of potential obligations in Italy, €3.1 million (December 31, 2016: €3.2 million) for asset retirement obligations recognized as part of the Findus acquisition, €2.7 million (December 31, 2016: €2.8 million) professional fees in respect of the above mentioned tax investigations and other obligations from previous accounting periods.

13.	Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the three month period to March 31, 2017.

The total net employee benefit obligation as at March 31, 2017 is as follows:

€m
Balance as of January 1, 2017	190.9
Service cost	1.6
Net interest expense	0.9
Contributions by employer	(1.2)
Foreign exchange differences on translation	0.2

Balance as of March 31, 2017	192.4

The principal assumptions applied for the valuation at March 31, 2017 were the same as those applied at December 31, 2016 since there has been no material change in the terms of plan assets and liabilities.

14.	Share Capital and Capital reserve

Ordinary Shares

	Shares		March 31, 2017 €m	December 31, 2016 €m
	March 31, 2017	December 31, 2016
Authorized Share Capital:
Unlimited number of Ordinary Shares with $nil nominal value	n/a	n/a	n/a	n/a
Unlimited number of Founder Preferred Shares with $nil nominal value issued at $10.00 per share	n/a	n/a	n/a	n/a

Issued and fully paid:
Ordinary Shares	182,088,622	182,088,622	1,803.4	1,803.4
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6

			1,814.0	1,814.0

Cost of admission and issuance			(13.3)	(13.3)
Total capital reserve			1,800.7	1,800.7

15.	Share based compensation reserve

During 2015, the Company established a discretionary share award scheme, the LTIP, which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. The Compensation Committee currently awards grants to Senior Management, including those that are Directors and Non-Executive Directors.

All Awards are to be settled by physical delivery of shares.

Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has issued 5,212,000 restricted shares to the management team (the “Management Share Awards”). 4,607,000 shares are currently allocated for the January 1, “2016” grant and a further 605,000 shares has been allocated for the January 1, “2017” grant.

Relevant to each grant, half of the awards are contingent upon achieving a benchmark market share price and the other half of the awards will vest provided one of a range of cumulative EBITDA performance targets is met over a four year period. If the share price benchmark is met, the shares for this portion of the awards will vest 50% over a two year period and 50% over a four year period. For the 2016 grant, the two year period is through to January 1, 2018 and the four year period through to January 1, 2020. For the 2017 grant, the two year period is through to January 1, 2019 and the four year period through to January 1, 2021. The other half of the 2016 and 2017 awards will vest on January 1, 2020 and January 1, 2021 respectively provided one of a range of cumulative EBITDA performance targets is met over a four year period from January 1, 2016 to December 31, 2019 for the 2016 grant and from January 1, 2017 to December 31, 2020 for the 2017 grant.

None of the shares vested. The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three months ended March 31, 2017 and March 31, 2016 related to the management plan is €1.2 million and €nil respectively.

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, expected exercise period and the payment of dividends by the Company. Following a revision to the January 1, 2016 award EBITDA Performance Target Conditions and updating for scheme leavers, the inputs and assumptions underlying the Monte Carlo models are now as follows:

	January 1, 2016 Award	January 1, 2017 Award
Grant date price	$12.00	$9.57
Exercise price	$0.00	$0.00
Expected life of restricted share	3.02 – 4.00 years	3.11 – 4.00 years
Expected volatility of the share price	20.0%	23.0%
Dividend yield expected	0.0%	0.0%
Risk free rate	1.59%	1.83%
Employee exit rate	16.0%	16.0%
EBITDA Performance Target Condition Probability	5.0%-75.0%	5.0%-75.0%

The expected volatility of the share price inputs of 20.0% and 23.0% were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately two years.

Based on the revised assessment in the current period of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Share Awards as at the January 1, 2016 grant date is $6.3 million (€5.9 million) and $0.6 million (€0.6 million) as at the January 1, 2017 grant date.

Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant.

The Non-Executive Directors restricted share awards granted on June 16, 2016, which consisted of 55,680 shares at a share price of $8.98, have not yet vested. The total charge within the Statement of Consolidated Profit or Loss for the three months ended March 31, 2017 and March 31, 2016 for stock compensation awards was €0.1 million and €0.2 million respectively.

Share based compensation reserve

	Non- Executive Directors Award €m	Management Share Award 2016 €m	Management Share Award 2017 €m	Total Share based compensation reserve €m
Balance as of January 1, 2017	0.4	0.6	—	1.0
Non-Executive Director restricted share awards charge	0.1	—	—	0.1
Directors and Senior Management share awards charge – January 1, 2016	—	1.2	—	1.2
Directors and Senior Management share awards charge – January 1, 2017	—	—	—	—

Balance as of March 31, 2017	0.5	1.8	—	2.3

16.	Founder Preferred Shares Dividend Reserve

Nomad has issued Founder Preferred Shares to its Founder Entities. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”).

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. The Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of the Company’s ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts (currently $11.4824) multiplied by 140,220,619 shares (the “Preferred Share Dividend Equivalent”).

The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the Preferred Share Dividend Equivalent are subject to such adjustments for share splits, share dividends and certain other recapitalisation events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad’s Memorandum and Articles of Association.

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2016 were not met and consequently no Founder Preferred Share Dividend was approved for issue in 2017. Accordingly, the balance of the Founder Preferred Shares Dividend Reserve as at March 31, 2017 remained at €493.4 million (December 31, 2016: €493.4 million).

17.	Contingent liabilities

The Iglo Group is currently in discussions with the tax authorities in one of its markets regarding the treatment of the acquisition of the Iglo Group in 2006 by the previous owners. The Company has an indemnity in respect of this tax issue. A related tax indemnification asset of €nil has been recognized as at March 31, 2017 (December 31, 2016: €nil).

18.	Related parties

Mariposa Capital, LLC, an affiliate of Mr Franklin, and TOMS Capital LLC, an affiliate of Mr Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the three months ended March 31, 2017 and March 31, 2016 were €485,768 and €577,678 respectively.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three months ended March 31, 2017 and March 31, 2016 were €85,189 and €53,800 respectively. In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 15.

19.	Significant events after the Statement of Financial Position date

On May 3, 2017 the Company completed a refinancing of its Senior debt with a syndicate of banks. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €500.0 million and Senior USD debt of $610.0 million. Both are repayable on May 15, 2024, although the Senior USD debt requires a repayment of $6.1 million of principal each year until 2024, beginning May 15, 2018. The existing revolving credit facility was also replaced with a new €80.0 million facility, which is available until May 15, 2023 and will be utilized to support existing letters of credit and bank guarantees and certain other ancillary facilities outside of the Senior debt.

In order to match its underlying cash flows the Company has entered into a number of cross-currency interest rate swaps. In exchange for $610.0 million the Company has received €299.3 million and £226.7 million. The derivatives are designed to minimise the exposure to movements in foreign currency exchange rates and movements in interest rates. In exchange for receiving cash flows in USD matching the payments of principal and interest due under the Senior USD debt, the Company will pay fixed amounts of interest and principal on notional amounts of GBP and EUR.

Concurrent to the refinancing, the Company through its indirect, wholly-owned subsidiary, Nomad Foods BondCo Plc, repaid the senior secured notes due 2020 and successfully completed a private offering of €400.0 million aggregate principal amount of 3.25% senior secured notes due May 15, 2024 (the “Notes”). Interest on the Notes shall accrue from the date of issue, payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2017.

Both the new Senior debt and the notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof and are secured with equal ranking against certain assets of the Company.

Eligible transaction costs of approximately €9.8 million have been capitalised as part of the refinancing and will be amortised over the life of the debt. As a consequence of the debt extinguishment, deferred borrowing costs relating to the old senior debt of €15.7 million have been written off to the Statement of Profit or Loss in May 2017.